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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                    FORM 8-A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                           Navigant Consulting, Inc.
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             (Exact name of registrant as specified in its charter)

              Delaware                                   36-4094854
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(State of incorporation or organization)    (I.R.S. Employer Identification No.)


  615 North Wabash, Chicago, Illinois                       60611
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(Address of principal executive offices)                  (Zip Code)

Securities Act registration statement to which this form relates:

None

If this form relates to the             If this form relates to the
registration of a class of              registration of a class of securities
securities pursuant to Section 12(b)    pursuant to Section 12(g) of the
of the Exchange Act and is effective    Exchange Act and is effective
upon filing pursuant to General         pursuant to General Instruction A(d)
Instruction A(c) please check the       please check the following box. [ ]
following box. [X]

Securities to be registered pursuant to Section 12(b) of the Act:

       Title of Each Class              Name of Each of Exchange on Which
       to be so Registered               Each Class is to be Registered
       -------------------               ------------------------------

Rights to Purchase Series A Junior           New York Stock Exchange
Participating Preferred Stock

Securities to be registered pursuant to Section 12(g) of the Act:

None
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                INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED.

          On December 15, 1999, the Board of Directors of Navigant Consulting, Inc. adopted a Stockholders Rights Plan (the "Rights Plan") and declared a dividend distribution of one Right for each outstanding share of Navigant's common stock, to stockholders of record at the close of business on December 27, 1999. Each Right will entitle its holder, under the circumstances described below, to purchase from Navigant one one-thousandth of a share of its Series A Junior Participating Preferred Stock, $.001 par value, (the "Series A Preferred Stock"), at an exercise price of $75 per Right, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between Navigant and American Stock Transfer & Trust Company, as Rights Agent.

          Initially, the Rights will be associated with the common stock and evidenced by the common stock certificates, which will contain a notation incorporating the Rights Agreement by reference, and will be transferred with and only with underlying shares of common stock. The Rights will become exercisable and separately certificated only upon the "Distribution Date," which will occur upon the earlier of:

     . ten days following a public announcement that a person or group (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of common stock then outstanding (the date of the announcement being the "Stock Acquisition Date"); or

     . ten business days (or later if determined by Navigant's board of directors prior to any person becoming an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.

          Until the Distribution Date, the surrender for transfer of any shares of common stock outstanding will also constitute the transfer of the Rights associated with such shares.

          As soon as practicable after the Distribution Date, separate certificates or book-entry statements for the Rights will be mailed to holders of record of common stock as of the close of business on the Distribution Date. From and after the Distribution Date, the separate certificates or book-entry statements alone will represent the Rights. Except as otherwise provided in the Rights Agreement, only shares of common stock issued prior to the Distribution Date will be issued with Rights.

          The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 15, 2009, unless earlier redeemed or exchanged by Navigant as described below.
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          In the event (a "Flip-In Event") that a person or group becomes an
Acquiring Person, each holder of a Right (other than any Acquiring Person and certain related parties, whose Rights will automatically become null and void) will have the right to receive, upon exercise, common stock, or, in certain circumstances, cash, property or other securities of Navigant, with a value equal to two times the exercise price of the Right. The Rights may not be exercised following a Flip-In Event while Navigant has the ability to cause the Rights to be redeemed. Navigant's ability to redeem the Rights is described below.

          For example, at an exercise price of $100 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Flip-In Event would entitle its holder to purchase $200 worth of common stock (or other consideration, as noted above) for $100. Assuming that the common stock had a per share value of $50 at that time, the holder of each valid Right would be entitled to purchase 4 shares of common stock for $100.

          In the event (a "Flip-Over Event") that, at any time following the Stock Acquisition Date:

     . Navigant is acquired in a merger or other business combination in which it is not the surviving entity,

     . Navigant is acquired in a merger or other business combination in which it is the surviving entity and all or part of its common stock is converted into or exchanged for securities of another entity, cash or other property, or

     . 50% or more of Navigant's assets or earning power is sold or transferred,

then each holder of a Right (except Rights which previously have been voided as set forth above) will have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. Flip-In Events and Flip-Over Events are collectively referred to as "Triggering Events."

          The exercise price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:

     . in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock,

     . if holders of the Series A Preferred Stock are granted certain rights, options or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the current market price of the Series A Preferred Stock, or

     . upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends) or of subscription rights or warrants (other than those referred to above).
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          With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments amount to at least 1% of the then current exercise price. No fractional shares of Series A Preferred Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading day prior to the date of exercise. Navigant may require prior to the occurrence of a Triggering Event that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Series A Preferred Stock will be issued.

          Navigant may redeem the Rights in whole, but not in part, at a price of $.01 per Right (subject to adjustment and payable in cash, common stock or other consideration deemed appropriate by Navigant's board of directors) at any time until ten days following the Stock Acquisition Date. Immediately upon the action of Navigant's board of directors authorizing any redemption, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

          At any time after any person or group becomes an Acquiring Person and prior to the acquisition by that person or group of 50% or more of the outstanding shares of common stock, Navigant may exchange the Rights (other than Rights owned by that person or group which will have become void), in whole or in part, at an exchange ratio of one share of common stock, or one one-thousandth of a share of Series A Preferred Stock (or of a share of a class or series of our preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

          Until a Right is exercised, its holder, as such, will have no rights as a stockholder of Navigant, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not result in the recognition of taxable income by Navigant or its stockholders, stockholders may, depending upon the circumstances, recognize taxable income after a Triggering Event.

          The terms of the Rights may be amended by Navigant's board of directors without the consent of the holders of the Rights. The board of directors could, among other things, lower the thresholds described above to the greater of 10% or .001% more than the largest percentage of the outstanding shares of common stock then known to Navigant to be beneficially owned by any person or group of affiliated or associated persons. Once a person or group has become an Acquiring Person no amendment can adversely affect the interests of the holders of the Rights.

          A copy of the Rights Agreement is available free of charge from the Rights Agent. This description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.
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Item 2.    EXHIBITS.

Exhibit
Number     Description of Document
---------  -----------------------
           Rights Agreement dated as of December 15, 1999 between the Company and American Stock Transfer & Trust Company, as Rights Agent, which includes the form of Certificate of Designations setting forth the terms of the Series A Junior Participating Preferred Stock as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C, is hereby incorporated by reference to Exhibit 4 of the Company's Current Report on Form 8-K dated December 15, 1999.


                                   SIGNATURE
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          Pursuant to the requirements of Section 12 of the Securities Exchange
Act of 1934, the Registrant has duly caused this Registration Statement on Form 8-A to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    NAVIGANT CONSULTING, INC.


                                    By:  /s/ M.H. Saranow
                                        -------------------------
                                        Name: M.H. Saranow
                                        Title: Chairman


Date:  December 17, 1999